Filed by Stellent, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Optika Inc.
Registration Statement File No. 333-112543

NEWS RELEASE
FOR IMMEDIATE RELEASE

FOR MORE INFORMATION:
STELLENT INVESTORS:
Gregg Waldon, Stellent, Inc.
(952)903-2003
gregg.waldon@stellent.com

OPTIKA INVESTORS:
Jim Fanucchi, Summit IR Group Inc.
(408)404-5400
jim@summitirgroup.com

MEDIA:
Amanda Kohls or Jon Zurbey
Haberman & Associates, Inc.
(612)338-3900
amanda@habermaninc.com
jon@habermaninc.com

STELLENT AND OPTIKA ANNOUNCE DATE FOR SHAREHOLDER
MEETINGS TO VOTE ON PROPOSED MERGER

Meetings to be held May 28 in Minnesota and Colorado

EDEN PRAIRIE, MN, and COLORADO SPRINGS, CO, May 4, 2004 — Stellent, Inc. (Nasdaq: STEL), a global provider of content management solutions, and Optika® Inc. (Nasdaq: OPTK), a leading enterprise content management (ECM) provider of imaging, workflow, collaboration and records management software, announced today that each company will hold a special shareholder meeting on Fri., May 28, 2004 for the purpose of approving the proposed merger between Stellent and Optika.

     Concurrently, Stellent announced the Securities and Exchange Commission (SEC) has declared effective the Registration Statement on Form S-4 containing a joint proxy statement/prospectus of the companies. In connection with the special shareholder meetings, this statement was mailed to Stellent and Optika shareholders on or about April 30, 2004.

     Stellent meeting details:

•	Date — Fri., May 28, 2004

•	Time — 9:00 a.m. CDT

•	Location — Stellent corporate headquarters, 7777 Golden Triangle Drive, Eden Prairie, Minn.

     Optika meeting details:

•	Date — Fri., May 28, 2004

•	Time — 8:00 a.m. MDT

•	Location — Wyndham Colorado Springs, 5580 Tech Center Drive, Colorado Springs, Colo.

-more-

Stellent and Optika Announce Date for Shareholder Meetings to Vote on Proposed Merger       Page 2

Additional Information

     Investors and security holders of Stellent and Optika are urged to read the joint proxy statement/prospectus and related Annexes because they contain important information about the companies and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus on the SEC’s Web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from either of the companies.

About Stellent, Inc.

     Stellent, Inc. (www.stellent.com) is a global provider of content management software solutions. The company helps organizations raise productivity, decrease costs and enhance company-wide collaboration and communication by enabling them to efficiently store, access, manage, share, distribute and track critical business information. Organizations can leverage Stellent’s Universal Content Management suite to rapidly deploy content-centric business applications, including partner extranets and compliance applications supporting mandates such as Sarbanes-Oxley; industry solutions for vertical markets, including finance/insurance, government and manufacturing; content integrations with other applications such as portals; and enterprise-wide initiatives that ensure common, consistent content and content-related functionalities are leveraged across multiple sites and applications.

     Stellent has more than 2,000 customers, including Procter & Gamble, Merrill Lynch, Los Angeles County, British Red Cross, ING, Target Corp., Emerson Process Management, Genzyme Corp. and various BlueCross BlueShield organizations across 15 states. Stellent is headquartered in Eden Prairie, Minn. and maintains offices throughout the United States, Europe and Asia-Pacific.

About Optika

     Headquartered in Colorado Springs, Colo., Optika Inc. is a leading provider of imaging, workflow, collaboration and records management software. Optika’s Acorde™ family of Enterprise Content Management (ECM) solutions allows companies to streamline their business processes, eliminate paper and increase operational efficiencies. The company’s more than 2,000 customers worldwide include The Home Depot, Merrill Lynch, Georgia-Pacific, Bayer Corp., Turner Broadcasting Systems, Airborne Express and SBC Communications. For more information about Optika and the Acorde product family, contact the company at 719-548-9800 or visit www.optika.com.

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Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties including, without limitation, risks that the transaction will not be consummated or that Optika’s businesses will not be integrated successfully with Stellent’s businesses, risks of intellectual property litigation, risks in technology development and commercialization, risks in product development and market acceptance of and demand for the Company’s products, risks of downturns in economic conditions generally and in the Web content management tools and intranet information management markets specifically, risks associated with competition and competitive pricing pressures, risks associated with foreign sales and higher customer concentration and other risks detailed in the Company’s filings with the Securities and Exchange Commission.

Stellent and the Stellent logo are registered trademarks or trademarks of Stellent, Inc. in the USA and other countries. Outside In and Quick View Plus are registered trademarks of Stellent Chicago, Inc. in the USA and other countries. All other trade names are the property of their respective owner.